UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December 2024

Commission File Number: 001-15160

Brookfield Corporation
(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Exhibit 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the registration statements of Brookfield Corporation, Brookfield Finance II Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-279601, 333-279601-01 and 333-279601-02) and Brookfield Capital Finance LLC, Brookfield Finance II LLC, Brookfield Finance I (UK) PLC and Brookfield Finance (Australia) Pty Ltd on Form F-3 (File Nos. 333-279602, 333-279602-01, 333-279602-02 and 333-279602-03).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Consent of KPMG LLP, dated December 9, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: December 9, 2024	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal & Regulatory